SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

Commission File Number 000-50778

                                  Hemosol Corp.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

         2585 Meadowpine Boulevard, Mississauga, Ontario, Canada L5N 8H9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F   X      Form 40-F
           ---               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes         No   X
    ---         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

The following is included in this Report on Form 6-K:

1.   Certification of Annual Filings during Transition Period.


2.   Press Release dated April 8, 2005.

            Certification of Annual Filings during Transition Period


I, Lee Hartwell, the Chief Financial Officer of Hemosol Corp., certify that:

     1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hemosol Corp. (the issuer) for the period ending December 31, 2004;

     2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

     3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.


Date:    March 31, 2005


                                                 /s/ Lee Hartwell
                                                 -------------------------------
                                                 Lee Hartwell
                                                 Chief Financial Officer

Media Release

                                                                  [Hemosol logo]


                Hemosol Closes Financings to Raise $13.4 Million

               - Company moves to clinical development of products
                       from the novel Cascade technology -


TORONTO, Ontario (April 8, 2005) - Hemosol Corp. (NASDAQ: HMSL, TSX: HML) ("Hemosol") today announced that it has closed the previously announced financing transactions to raise aggregate gross proceeds of approximately $13.4 million and the extension of the Company's $20 million credit facility.

"Having secured this financing, we look forward to advancing our therapeutic protein and bio-manufacturing initiatives," stated Lee Hartwell, President and CEO.

On March 31, 2005, Hemosol also announced that it had achieved a key milestone in its therapeutic protein initiative by completing the technology transfer and successfully implementing the novel Cascade technology at a 30-litre scale in its state of the art facility. Implementation of the Cascade at this magnitude has established a foundation to build toward clinical scale production by the end of the third quarter of 2005. Once clinical scale is reached, Investigational New Drug (IND) applications related to the three initial lead proteins will be prepared for submission to the U.S. Food and Drug Administration ("FDA"), followed by clinical development activity and full commercial scale-up of the Cascade process. The Company expects the first of the three IND's to be filed before the end of 2005.

Hemosol expects to develop a portfolio of products from Cascade that will lead to significant revenues. The Company has already demonstrated that yields from the Cascade exceed that produced by the traditional fractionators and will generate significantly improved margins on a per litre processed basis. Following the successful completion of clinical trials, New Drug Applications will be filed with the FDA. Upon regulatory approval of the first product, commercial production could begin.

Hemosol expects that the proceeds of the financing transactions together with the extension of the credit facility, will be sufficient to fund anticipated operating and capital expenditures for the balance of 2005.

This press release does not constitute an offer or invitation to subscribe for or purchase any securities in the United States. The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

ABOUT HEMOSOL
Hemosol is a biopharmaceutical company focused on the development and manufacturing of biologics, particularly blood-related proteins. Hemosol has a broad range of novel therapeutic products in development, including oxygen therapeutics and protein-based therapeutics to treat certain infectious diseases, cancers and anemia.

For more information visit Hemosol's website at www.hemosol.com.

The Common Shares are listed on the NASDAQ Stock Market under the trading symbol "HMSL" and on the TSX under the trading symbol "HML".



Contact:        Jason Hogan
                Investor & Media Relations
                416 361 1331
                800 789 3419
                416 815 0080 fax
                ir@hemosol.com
                --------------
                www.hemosol.com
                ---------------

Certain statements concerning Hemosol's future prospects are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities legislation. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to successfully implement the Cascade technology and commercialize products derived there from; Hemosol's ability to obtain additional financing which is critical to the implementation of the Cascade technology and to Hemosol's continued viability as a going concern; Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; Hemosol's ability to enter into satisfactory arrangements for the supply of materials used in its manufacturing operations and the sale of resulting products to customers; technical, manufacturing or distribution issues; the competitive environment for Hemosol's products and services; the degree of market penetration of Hemosol's products; Hemosol's ability to attract and retain clients for its bio-manufacturing services; the risk that Hemosol may not become profitable; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                HEMOSOL CORP.


                                By:  /s/ Lee Hartwell
                                     -------------------------------------------
                                     Name:   Lee D. Hartwell
                                     Title:  President, Chief Executive  Officer
                                             and Chief Financial Officer

Date:  April 8, 2005